UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 28, 2013

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2013 to June 28, 2013

Commission file number 1-1169

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

The Timken Company Employee Savings Plan

Unaudited Financial Statements

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

The Timken Company Employee Savings Plan

Statements of Net Assets Available for Benefits

(Unaudited)

	June 28,	December 31,
	2013	2012
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$—	$1,203,335

Receivables:
Contributions receivable from The Timken Company	—	14,302
Participant notes receivable	—	41,639

	—	55,941

Total assets reflecting investments at fair value	—	1,259,276

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	—	(5,209)

Net assets available for benefits	$—	$1,254,067

See accompanying notes.

The Timken Company Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Period from January 1, 2013 to June 28, 2013

(Unaudited)

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$90,354

Interest income from participant notes	916

Contributions:
Participants	54,615
The Timken Company	70,914

125,529

Total additions	216,799

Deductions
Benefits paid directly to participants	21,108
Administrative expenses	1,246
Transfers out to The Timken Company Savings and Investment Plan	1,448,512

Total deductions	1,470,866

Net decrease	(1,254,067)

Net assets available for benefits:
Beginning of year	1,254,067

End of year	$—

See accompanying notes.

The Timken Company Employee Savings Plan

Notes to Financial Statements

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

1. Description of Plan

The following description of The Timken Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time employees of Timken Industrial Services, LLC, excluding employees of Reliability Services, (collectively, the Company). The Timken Company (Timken) is the Plan Administrator. Employees of Timken Industrial Services, LLC become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

Effective June 28, 2013, the assets and liabilities of the Plan were transferred to and merged into the Timken Company Savings and Investment Pension Plan. The net assets transferred out of the Plan are reflected on the June 28, 2013 statement of changes in net assets available for benefits as a transfer out to The Timken Company Savings and Investment Plan.

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Effective April 1, 2012, the maximum deferral percentage was increased to 20%. Effective January 1, 2013, the maximum deferral percentage was increased to 75%. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches employee contributions, “Matching Contributions,” at an amount equal to 25% of the first 7% of the participant’s gross earnings. Effective April 1, 2012, the match was enhanced to provide a 100% match on the first 3% of earnings the participant defers to the plan plus a 50% match on the next 3% of earnings the participant defers. No match is provided for the portion of the participant’s deferral that exceeds 6% of earnings. All matching contributions are made to the Timken ESOP stock fund.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

1. Description of Plan (continued)

The Plan provides for a quarterly “401(k) Plus Contribution” by the Company for eligible employees. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0%. Effective April 1, 2012, the Company discontinued the 401(k) Plus Contribution and began providing a “Core DC” contribution based on the participant’s age plus years of service as of the end of the prior plan year. The Core DC contribution ranges from 1.0% to 4.5%.

Upon enrollment, a participant must direct his or her contribution in 1% increments to any of the Plan’s fund options. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. Effective April 15, 2010, any employee hired prior to 2007 who had not enrolled as a participant in the Plan as of February 22, 2010; and any employee hired after 2006 who, prior to February 22, 2010, had elected not to participate in the Plan, were automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. Core DC contributions and 401(k) Plus contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants are not allowed to diversify the investment of the Matching Contribution until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service, or (iv) following retirement.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in The Timken Company ESOP Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the Core DC contributions and the 401(k) Plus Contributions after the completion of three years of service.

Forfeitures

Under the provisions of the Plan, if a participant leaves the Company before becoming fully vested in the Company contributions, the portion of assets not vested will be forfeited. Forfeitures of any Company Matching Contributions will be used to reduce future Company contributions. Forfeitures balances as of June 28, 2013 and December 31, 2012 were $0 and $18,000, respectively.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

1. Description of Plan (continued)

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years, except loans made for purchasing a primary residence which cannot exceed 30 years.

The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the vested balance in their separate account.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Participant Notes Receivable

Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of June 28, 2013 or December 31, 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in the Master Trust Agreement for the Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the five other defined contribution plans sponsored by the Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Trustee maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s assets are held in The Timken Company Master Trust (Master Trust), commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of June 28, 2013 and December 31, 2012 was 0% and 0.09%, respectively.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

3. Investments (continued)

The following tables present the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

		June 28, 2013
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan’s Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$4,810,691	$326,407,586	$—	$—	$—	$—	$—	$—	$331,218,277	0.00%
Morgan Stanley Small Company Growth	—	—	18,831,282	—	—	—	—	—	18,831,282	0.00%
American Funds EuroPacific Growth	—	—	100,203,880	—	—	—	—	—	100,203,880	0.00%
American Funds Washington Mutual Investors	—	—	30,805,340	—	—	—	—	—	30,805,340	0.00%
American Beacon Small Cap Value	—	—	27,745,190	—	—	—	—	—	27,745,190	0.00%
Vanguard Target Retirement Income	—	—	25,635,668	—	—	—	—	—	25,635,668	0.00%
Vanguard Target Retirement 2015	—	—	72,471,622	—	—	—	—	—	72,471,622	0.00%
Vanguard Target Retirement 2025	—	—	44,404,140	—	—	—	—	—	44,404,140	0.00%
Vanguard Target Retirement 2035	—	—	37,471,151	—	—	—	—	—	37,471,151	0.00%
Vanguard Target Retirement 2045	—	—	17,577,545	—	—	—	—	—	17,577,545	0.00%
Vanguard Target Retirement 2020	—	—	9,199,578	—	—	—	—	—	9,199,578	0.00%
Vanguard Target Retirement 2030	—	—	4,705,954	—	—	—	—	—	4,705,954	0.00%
Vanguard Target Retirement 2040	—	—	2,194,101	—	—	—	—	—	2,194,101	0.00%
Vanguard Target Retirement 2050	—	—	1,330,064	—	—	—	—	—	1,330,064	0.00%
JPMorgan S&P 500 Index	—	—	—	35,599,974	—	—	—	—	35,599,974	0.00%
The Timken Company – JPM Bond Fund	—	—	—	7,843,773	31,109,829	73,195,992	18,113,233	—	130,262,827	0.00%
JPMorgan Equity Index	—	—	—	160,908,825	—	—	—	—	160,908,825	0.00%
Nuveen Winslow Large-Cap Growth	—	—	—	67,093,704	—	—	—	—	67,093,704	0.00%
SSgA Russell 2000-A Index	—	—	—	58,431,667	—	—	—	—	58,431,667	0.00%

	$4,810,691	$326,407,586	$392,575,515	$329,877,943	$31,109,829	$73,195,992	$18,113,233	$—	$1,176,090,789

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	36,830,935	—	—	—	—	36,830,935
JPMorgan Intermediate Bond Fund	—	—	—	161,979,605	—	—	—	—	161,979,605
Wrapper Value	—	—	—	—	—	—	—	43,693	43,693
Adjustment from fair value to contract value	—	—	—	(211,948)	—	—	—	—	(211,948)

	$—	$—	$—	$198,598,592	$—	$—	$—	$43,693	$198,642,285	0.00%

Net Assets of Master Trust	$4,810,691	$326,407,586	$392,575,515	$528,476,535	$31,109,829	$73,195,992	$18,113,233	$43,693	$1,374,733,074	0.00%

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

3. Investments (continued)

	December 31, 2012
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan’s Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,576,982	$319,117,974	$—	$—	$—	$—	$—	$—	$320,694,956	0.05%
Morgan Stanley Small Company Growth	—	—	14,814,070	—	—	—	—	—	14,814,070	0.00%
American Funds EuroPacific Growth	—	—	89,314,155	—	—	—	—	—	89,314,155	0.04%
American Funds Washington Mutual Investors	—	—	22,783,272	—	—	—	—	—	22,783,272	0.05%
American Beacon Small Cap Value	—	—	22,868,397	—	—	—	—	—	22,868,397	0.01%
Vanguard Target Retirement Income	—	—	23,368,634	—	—	—	—	—	23,368,634	0.00%
Vanguard Target Retirement 2015	—	—	70,820,300	—	—	—	—	—	70,820,300	0.17%
Vanguard Target Retirement 2025	—	—	38,937,796	—	—	—	—	—	38,937,796	0.37%
Vanguard Target Retirement 2035	—	—	35,355,304	—	—	—	—	—	35,355,304	0.11%
Vanguard Target Retirement 2045	—	—	16,125,154	—	—	—	—	—	16,125,154	0.64%
Vanguard Target Retirement 2020	—	—	6,806,720	—	—	—	—	—	6,806,720	0.00%
Vanguard Target Retirement 2030	—	—	2,645,284	—	—	—	—	—	2,645,284	0.00%
Vanguard Target Retirement 2040	—	—	1,665,490	—	—	—	—	—	1,665,490	0.09%
Vanguard Target Retirement 2050	—	—	800,347	—	—	—	—	—	800,347	0.00%
JPMorgan S&P 500 Index	—	—	—	32,466,044	—	—	—	—	32,466,044	0.00%
The Timken Company – JPM Bond Fund	—	—	—	8,055,932	34,150,439	68,750,278	24,012,101	—	134,968,750	0.06%
JPMorgan Equity Index	—	—	—	140,491,194	—	—	—	—	140,491,194	0.05%
Nuveen Winslow Large-Cap Growth	—	—	—	63,736,701	—	—	—	—	63,736,701	0.07%
SSgA Russell 2000-A Index	—	—	—	48,444,488	—	—	—	—	48,444,488	0.16%

	$1,576,982	$319,117,974	$346,304,923	$293,194,359	$34,150,439	$68,750,278	$24,012,101	$—	$1,087,107,056

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	32,235,856	—	—	—	—	32,235,856
JPMorgan Intermediate Bond Fund	—	—	—	155,036,381	—	—	—	—	155,036,381
JPMorgan Mortgage Private Placement Fund	—	—	—	8,682,881	—	—	—	—	8,682,881
Wrapper Value	—	—	—	—	—	—	—	48,420	48,420
Adjustment from fair value to contract value	—	—	—	(3,346,510)	—	—	—	—	(3,346,510)

	$—	$—	$—	$192,608,608	$—	$—	$—	$48,420	$192,657,028	0.16%

Net Assets of Master Trust	$1,576,982	$319,117,974	$346,304,923	$485,802,967	$34,150,439	$68,750,278	$24,012,101	$48,420	$1,279,764,084	0.09%

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

3. Investments (continued)

Investment gain for the Master Trust is as follows:

Period Ended June 28, 2013
Net appreciation in fair value of investments
Company Stock	$54,905,847
Registered Investment Companies	22,409,243
Common Collective Funds	38,411,221
Government and Agency Securities	(1,205,568)
Mortgage and Asset Backed Securities	(700,267)
Corporate Bonds	(799,028)
Cash and Cash Equivalents	(8,076)

$113,013,372
Net appreciation in investment contracts	1,464,988
Interest and dividends	3,367,443

Total Master Trust	$117,845,803

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

4. Fair Value

The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of June 28, 2013 and December 31, 2012:

	Assets at Fair Value as of June 28, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$4,810,691	$—	$4,810,691	$—
Company Stock:
The Timken Company Common Stock	326,407,586	326,407,586	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	18,831,282	18,831,282	—	—
American Funds EuroPacific Growth	100,203,880	100,203,880	—	—
American Funds Washington Mutual Investors	30,805,340	30,805,340	—	—
American Beacon Small Cap Value	27,745,190	27,745,190	—	—
Vanguard Target Retirement Income	25,635,668	25,635,668	—	—
Vanguard Target Retirement 2015	72,471,622	72,471,622	—	—
Vanguard Target Retirement 2020	9,199,578	9,199,578	—	—
Vanguard Target Retirement 2025	44,404,140	44,404,140	—	—
Vanguard Target Retirement 2030	4,705,954	4,705,954	—	—
Vanguard Target Retirement 2035	37,471,151	37,471,151	—	—
Vanguard Target Retirement 2040	2,194,101	2,194,101	—	—
Vanguard Target Retirement 2045	17,577,545	17,577,545	—	—
Vanguard Target Retirement 2050	1,330,064	1,330,064	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	35,599,974	—	35,599,974	—
SSgA Russell 2000-A Index	58,431,667	—	58,431,667	—
JPMorgan Equity Index	160,908,825	—	160,908,825	—
Nuveen Winslow Large-Cap Growth	67,093,704	—	67,093,704	—
The Timken Company - JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	7,843,773	—	7,843,773	—
Government and Agency Securities	31,109,829	—	31,109,829	—
Mortgage and Asset Backed Securities	73,195,992	—	73,195,992	—
Corporate Bonds	18,113,233	—	18,113,233	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	36,830,935	—	36,830,935	—
JPMorgan Intermediate Bond Fund	161,979,605	—	161,979,605	—
Wrapper Value	43,693	—	—	43,693

Total assets	$1,374,945,022	$718,983,101	$655,918,228	$43,693

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$1,576,982	$—	$1,576,982	$—
Company Stock:
The Timken Company Common Stock	319,117,974	319,117,974	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,814,070	14,814,070	—	—
American Funds EuroPacific Growth	89,314,155	89,314,155	—	—
American Funds Washington Mutual Investors	22,783,272	22,783,272	—	—
American Beacon Small Cap Value	22,868,397	22,868,397	—	—
Vanguard Target Retirement Income	23,368,634	23,368,634	—	—
Vanguard Target Retirement 2015	70,820,300	70,820,300	—	—
Vanguard Target Retirement 2020	6,806,720	6,806,720	—	—
Vanguard Target Retirement 2025	38,937,796	38,937,796	—	—
Vanguard Target Retirement 2030	2,645,284	2,645,284	—	—
Vanguard Target Retirement 2035	35,355,304	35,355,304	—	—
Vanguard Target Retirement 2040	1,665,490	1,665,490	—	—
Vanguard Target Retirement 2045	16,125,154	16,125,154	—	—
Vanguard Target Retirement 2050	800,347	800,347	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	32,466,044	—	32,466,044	—
SSgA Russell 2000-A Index	48,444,488	—	48,444,488	—
JPMorgan Equity Index	140,491,194	—	140,491,194	—
Nuveen Winslow Large-Cap Growth	63,736,701	—	63,736,701	—
The Timken Company - JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	8,055,932	—	8,055,932	—
Government and Agency Securities	34,150,439	—	34,150,439	—
Mortgage and Asset Backed Securities	68,750,278	—	68,750,278	—
Corporate Bonds	24,012,101	—	24,012,101	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	32,235,856	—	32,235,856	—
JPMorgan Intermediate Bond Fund	155,036,381	—	155,036,381	—
JPMorgan Mortgage Private Placement Fund	8,682,881	—	8,682,881	—
Wrapper Value	48,420	—	—	48,420

Total assets	$1,283,110,594	$665,422,897	$617,639,277	$48,420

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

4. Fair Value (continued)

The investment strategy for American Funds Washington Mutual Investors is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

The Timken Company Common Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and is designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of these investments have been determined using the net asset value per share.

The Timken Company – JPM Bond Fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value for The Timken Company – JPM Bond Fund is based on the value of the underlying assets. The JPMorgan Liquidity Fund is valued using the net asset value per share. The Government and Agency Securities are valued at the closing price on the date of the last transaction. Mortgage and Asset Backed Securities are valued based on quoted prices for similar assets in active markets. Corporate Bonds are valued at the closing price on the date of the last transaction.

The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

4. Fair Value (Continued)

The Stable Value Fund is invested in the JPMorgan Liquidity, JPMorgan Intermediate Bond, and JPMorgan Private Placement Common Collective Funds. The fair value of the investment in these funds has been estimated using the net asset value per share. The JPMorgan Liquidity Fund invests in a diversified portfolio of fixed and floating rate short-term money market instruments and U.S. Treasury securities. The JPMorgan Mortgage Private Placement invests primarily in privately placed fixed rate and floating rate mortgages and leasebacks secured by apartment complexes and single family homes, as well as commercial properties, such as office buildings, shopping centers, retail stores and warehouses. The JPMorgan Intermediate Bond Fund is designed as a fixed income portfolio strategy for stable value funds and other conservative fixed income investors.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of June 28, 2013 and December 31, 2012, respectively:

	Wrapper Value	Total
Balance, January 1, 2013	$48,420	$48,420

Unrealized losses	(4,727)	(4,727)

Balance, June 28, 2013	$43,693	$43,693

	Wrapper Value	Total
Balance, January 1, 2012	$25,677	$25,677

Unrealized gains	22,743	22,743

Balance, December 31, 2012	$48,420	$48,420

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

4. Fair Value (continued)

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Synthetic guaranteed investment contract wrapper	$43,693	Replacement Cost	Swap Yield Rate	0.70%	0.70%
			Duration	3.05
			Payout Date	N/A
			Payout Percentage	N/A

The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of June 28, 2013 and December 31, 2012, respectively:

June 28, 2013	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$35,599,974	Not applicable	Daily	Trade Day
The Timken Company – JPM Bond Fund	$130,262,827	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$58,431,667	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$160,908,825	Not applicable	Daily	Trade Day + 1 day
Nuveen Winslow Large Cap Growth	$67,093,704	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$36,830,935	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$161,979,605	Not applicable	Daily	Trade Day

December 31, 2012	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$32,466,044	Not applicable	Daily	Trade Day
The Timken Company – JPM Bond Fund	$134,968,750	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$48,444,488	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$140,491,194	Not applicable	Daily	Trade Day + 1 day
Nuveen Winslow Large Cap Growth	$63,736,701	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$32,235,856	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$155,036,381	Not applicable	Daily	Trade Day
JPMorgan Mortgage Private Placement Fund	$8,682,881	Not applicable	Daily	Trade Day + 1 day

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	June 28, 2013	December 31, 2012
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$—	$174,601
Receivables:
Contributions receivable from The Timken Company	—	14,302

	$—	$188,903

Period Ended June 28, 2013
Change in net assets:
Net appreciation in fair value of investments	31,421
Dividends	1,797
Contributions	58,714
Benefits paid directly to participants	(3,289)
Expenses	(189)
Transfers to participant-directed accounts	(88,454)

$—

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

6. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (SGICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

6. Investment Contracts (continued)

	June 28,	December 31,
Average Yields for SGICs	2013	2012
Based on actual earnings	1.0%	1.0%
Based on interest rate credited to participants	2.0%	2.0%

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	June 28,	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$—	$1,254,067
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	5,209

Net assets available for benefits per the Form 5500	$—	$1,259,276

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the period ended June 28, 2013:

Total additions per the financial statements	$216,799
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at
December 31, 2012	(5,209)
Less: Contribution Receivable	(15,291)

Total income per the Form 5500	$196,299

8. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the IRS dated April 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

June 28, 2013 and December 31, 2012, and

Period from January 1, 2013 to June 28, 2013

9. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 28, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the period ended June 28, 2013:

Dollars
Purchased	$17,694,104
Issued to participants for payment of benefits	$1,596,390

Purchases and benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of purchase or distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN

Date: December 26, 2013	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and
Vice President – Ethics and
Compliance